UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-K[X] Form 20-F[ ] Form 11-K[ ] Form 10-QSB[ ] Form N-SAR[ ]

          For Period Ended:         June 30, 2000
                            ---------------------

 [ ]       Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
 [ ]       Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
 [ ]       Transition Report on Form 11-K
 [ ]       For the Transition Period Ended:
                                           -------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

             Leisureplanet Holdings, Ltd.
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Full Name of Registrant

             First South Africa Corp., Ltd.
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Former Name if Applicable


             Clarendon House, Church Street
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Address of Principal Executive Office (Street and Number)

              Hamilton HM CX, Bermuda
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City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION


1. Name and telephone number of person to contact in regard to this notification

      Clive Kabatznik                 561                     479-0040
   ------------------------    ---------------------   ---------------------
          (Name)                  (Area Code)            (Telephone Number)

 2.          Have all other periodic  reports  required under Section
             13 or 15(d) of the  Securities  Exchange  Act of 1934 or
             Section 30 of the Investment  Company Act of 1940 during       Yes    No
             the preceding 12 months or for such shorter  period that     ---------------
             the  registrant was required to file such report(s) been     ---------------
             filed? Yes No If answer is no, identify report(s)              X
                                                                          ---------------

 3.          Is it anticipated that any significant change in results
             of operations from the corresponding period for the last       Yes    No
             fiscal year will be reflected by the earnings statements     ---------------
             to be included in the subject report or portion thereof?     ---------------
                                                                            X
                                                                          ---------------

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

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                          LEISUREPLANET HOLDINGS, LTD.
                          ----------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                            By: /s/ Clive Kabatznik
                                              --------------------------------
Date   September 28, 2000
       ------------------                     Clive Kabatznik, President, Vice
                                              Chairman, Chief Executive Officer,
                                              Chief Financial Officer, Director
                                              and Controller

                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the discontinuance of its Internet travel services subsidiary. As a result, the financial statements of the Registrant for the fiscal year ended June 30, 2000 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal year ended June 30, 2000 have substantially changed as compared with the results of operations for the fiscal year ended June 30, 1999. The Company has discontinued its Internet travel business and has entered into an agreement to sell certain operating subsidiaries which will be classified as discontinued operations. As a result, revenue for the year ended June 30, 2000 is anticipated to be minimal and net loss for the fiscal year ended June 30, 2000 is anticipated to be approximately $23.5 million.